Exhibit (h)(6)

[ADVISER LETTERHEAD]

[ADVISER LOGO]

February 23, 2009

Stacey Hong, President

Forum Funds

Three Canal Plaza

Portland, Maine 04101

RE:	Contractual Expense Limitation and Reimbursements

Dear Mr. Hong:

King Investment Advisors, Inc. (the “Adviser”) agrees to waive its investment advisory fee and reimburse expenses as necessary to ensure that total annual operating expenses (excluding taxes, interest, portfolio transaction expenses and extraordinary expenses) for Fountainhead Special Value Fund, a series of the Forum Funds (the “Trust”), does not exceed 1.75% from February 28, 2009 through the period February 28, 2010.

This agreement can only be terminated or amended upon the approval of the Trust’s Board of Trustees and is automatically terminated if the Adviser is no longer a service provider to the Fund. Unless otherwise amended or terminated, this agreement will terminate as of February 28, 2010.

Very truly yours,

By:	/s/ Roger King
Roger King, President